Exhibit 99.1

N E W S    R E L E A S E

Siyata Receives Purchase Order for SD7 Handsets and VK7 Vehicle Kits for Use in New Vertical Market

Devices to be deployed for use in remote mining operations,
enabled by Ambra Solutions’ private LTE/5G network.

Vancouver, BC – November 27, 2023 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” or the “Company”), a global developer and vendor of Push-to-Talk over Cellular (PoC) handsets and accessories, today announced that it has received a purchase order from its Canadian resell partner and private LTE/5G engineering firm, Solutions Ambra, Inc. (“Ambra”) for the Company’s SD7 Push-to-Talk (PTT) handsets, VK7 vehicle kits and related accessories.

The order is expected to be delivered in the fourth quarter of 2023. The Company’s devices will be deployed at a remote mining operation located in Northern Canada.

Marc Seelenfreund, CEO of Siyata, said, “This order establishes Siyata in a new vertical market and demonstrates the compatibility and durability of products. Our hardware will operate on a private LTE/5G network that Ambra created and deployed specifically to service mining operations in a remote area. Telecom coverage by mainstream providers is generally broad, but there are remote areas where coverage is not ubiquitous. Accordingly, there is a current and growing trend of mining companies turning to private cellular-based networks to support operations with reliable and secure communications. Importantly, the private network provides the backbone and catalyst for transitioning away from land mobile radio communication. We know that Ambra Solutions are experts in mission-critical communications having already deployed many private LTE/5G networks in underground and open-pit mines, so we are happy to work with them. We believe there is a compelling opportunity for our solutions to be used on private networks such as with mining operations, where reliable communication is critical to safety and efficient operations.”

Mr. Eric L’Heureux, CEO of Solutions Ambra, Inc., said, “We are pleased to work with Siyata Mobile Inc. on this deployment of its SD7 Handsets and accessories for our mining customer, and we think that Ambra and Siyata have the potential to work together on similar innovative projects in future.”

About Solutions Ambra, Inc.

Ambra Solutions is the world leader in the deployment of private 4G/5G networks. The engineering firm, founded in 2007, is revolutionizing telecommunications for mission-critical operations. Ambra Solutions prides itself on being an integrator of state-of-the-art technology and a manufacturer of customized products tailored for sustaining harsh environments. Their team of highly specialized engineers and technicians distinguishes itself by a thirst for doing the impossible and a passion for offering personalized solutions, thereby transforming contracts into partnerships. Visit www.ambra.co to know more about their solutions and find out how Ambra can become a partner today. Connect with them on Facebook and LinkedIn.

About Siyata Mobile

Siyata Mobile Inc. is a B2B global developer and vendor of next-generation Push-To-Talk over Cellular handsets and accessories. Its portfolio of rugged PTT handsets and accessories enables first responders and enterprise workers to instantly communicate over a nationwide cellular network of choice, to increase situational awareness and save lives. Police, fire and ambulance organizations as well as schools, utilities, security companies, hospitals, waste management companies, resorts and many other organizations use Siyata PTT handsets and accessories today.

In support of our Push-to-Talk handsets and accessories, Siyata also offers enterprise-grade In-Vehicle solutions and Cellular Booster systems enabling our customers to communicate effectively when they are in their vehicles, and even in areas where the cellular signal is weak.

Siyata sells its portfolio through leading North American cellular carriers, and through international cellular carriers and distributors.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its previously issued warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (United States):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP of International Sales

Siyata Mobile Inc.

glenn@siyata.net

Ambra Solutions contact :

Sarah Trudelle

Brand & Communications Manager

Solutions Ambra inc. & Ecotel

sarah.trudelle@ambra.co

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites and social media have been provided as a convenience, and the information contained on such websites or social media is not incorporated by reference into this press release.

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C O M M U N I Q U É

Siyata reçoit un bon de commande pour des combinés SD7 et des kits pour véhicules VK7 destinés à un nouveau marché vertical

Les dispositifs seront déployés dans les mines en régions éloignées pour assurer leurs opérations, grâce au réseau privé LTE/5G créé et déployé par Solutions Ambra.

Vancouver, C-B – 27 novembre 2023 -- Siyata Mobile Inc. (Nasdaq: SYTA, SYTAW) (“Siyata” ou la “Compagnie”), développeur et fournisseur mondial de combinés et d’accessoires Push-to-Talk sur réseau cellulaire (PoC), a annoncé aujourd’hui avoir reçu un bon de commande de son partenaire de revente canadien et firme d’ingénierie spécialisée dans la conception de réseaux LTE/5G privés, Solutions Ambra, Inc. (“Ambra”) pour l’achat des combinés Push-to-Talk (PTT) SD7 de la Compagnie, les kits pour véhicules VK7 et accessoires connexes.

La commande devrait être livrée au quatrième trimestre 2023. Les appareils de la Compagnie seront déployés dans une mine en région éloignée située dans le nord du Canada.

Marc Seelenfreund, PDG de Siyata, a déclaré : “Cette commande établit Siyata dans un nouveau marché vertical et démontre la compatibilité et la durabilité des produits. Notre matériel fonctionnera sur un réseau LTE/5G privé qu’Ambra a créé et déployé spécifiquement pour desservir les opérations minières dans une zone reculée. La couverture des télécommunications par les principaux fournisseurs est généralement large, mais il existe des zones reculées où la couverture n’est pas déployée. C’est pourquoi les industries minières ont de plus en plus tendance à se tourner vers les réseaux privés pour soutenir leurs opérations grâce à des communications fiables et sécurisées. Il est important de noter que le réseau privé constitue l’épine dorsale et le catalyseur de la transition vers l’abandon des communications radio terrestres mobiles (LMR). Nous savons que Solutions Ambra est un expert des communications critiques, ayant déjà déployé de nombreux réseaux privés LTE/5G dans des mines souterraines et à ciel ouvert, et nous sommes donc heureux de travailler avec eux. Nous pensons qu’il existe une opportunité notoire pour les industries minières à travers d’utilisation de nos solutions grâce à de tels réseaux privés, où une communication fiable est essentielle à la sécurité et à l’efficacité des opérations”.

“Nous sommes heureux de travailler avec Siyata Mobile Inc. sur le déploiement de ses combinés SD7 et autres accessoires chez notre client minier, et nous pensons qu’Ambra et Siyata ont le potentiel de travailler ensemble sur des projets innovants similaires à l’avenir”, déclare M. Éric L’Heureux, PDG de Solutions Ambra, Inc.

About Solutions Ambra, Inc.

Solutions Ambra est le leader mondial en matière de déploiement de réseaux LTE/5G privés. Cette firme d’ingénierie, fondée en 2007, révolutionne les télécommunications des environnements industriels pour leurs opérations critiques. Ambra est fière d’être un intégrateur de technologies de pointe et un fabricant de produits sur mesure conçus pour résister aux environnements hostiles. Son équipe d’ingénieurs et de techniciens hautement spécialisés se distingue par sa soif de réaliser l’impossible et sa passion d’offrir des solutions personnalisées, redéfinissant ainsi les contrats vers des partenariats. Visitez www.ambra.co pour en savoir plus sur nos solutions et découvrir comment Ambra peut devenir un partenaire dès aujourd’hui. Connectez avec nous via Facebook et LinkedIn.

About Siyata Mobile

Siyata Mobile Inc. est un développeur et un fournisseur mondial B2B de combinés et d’accessoires Push-To-Talk sur réseau cellulaire de nouvelle génération. Son portefeuille de combinés et d’accessoires PTT robustes permet aux premiers répondants et aux travailleurs des industries de communiquer instantanément sur le réseau cellulaire national de leur choix, afin d’améliorer la compréhension de la situation sur le terrain en tout temps et de potentiellement sauver des vies. La police, les pompiers, les ambulances, les écoles, les services publics, les entreprises de sécurité publique, les hôpitaux, les entreprises de gestion des déchets, les stations balnéaires et bien d’autres organisations utilisent aujourd’hui les combinés et accessoires PTT de Siyata.

En complément de ses combinés et accessoires Push-to-Talk, Siyata propose également des solutions embarquées et des systèmes d’amplification cellulaire de qualité professionnelle permettant à ses clients de communiquer efficacement lorsqu’ils sont dans leur véhicule, et même dans les zones où le signal cellulaire est faible.

Siyata vend son éventail de produits par l’intermédiaire des principaux opérateurs de téléphonie cellulaire en Amérique du Nord, ainsi que par l’intermédiaire d’opérateurs de téléphonie cellulaire et de distributeurs internationaux.

Les actions ordinaires de Siyata se négocient sur le Nasdaq sous le symbole “SYTA” et ses bons de souscription précédemment émis se négocient sur le Nasdaq sous le symbole “SYTAW”.

Visitez siyatamobile.com et unidencellular.com pour en apprendre davantage.

Investor Relations (Canada):

Kin Communications

1-866-684-6730

SYTA@kincommunications.com

Investor Relations (États-Unis):

Brett Maas

Hayden IR

SYTA@Haydenir.com

646-536-7331

Siyata Mobile Corporate:

Glenn Kennedy, VP des Ventes internationales

Siyata Mobile Inc.

glenn@siyata.net

Contact Solutions Ambra:

Sarah Trudelle

Responsable – Marque et communications

Solutions Ambra inc. & Ecotel

sarah.trudelle@ambra.co

Déclarations prospectives

Le présent communiqué de presse contient des déclarations prospectives au sens des dispositions de la “sphère de sécurité” du Private Securities Litigation Reform Act de 1995 et d’autres lois fédérales sur les valeurs mobilières. Des mots tels que “ s’attendre à “, “ anticiper “, “ avoir l’intention de “, “ planifier “, “ croire “, “ chercher à “, “ estimer “ et des expressions similaires ou des variations de ces mots ont pour but d’identifier les déclarations prospectives. Parce que ces déclarations traitent d’événements futurs et sont basées sur les attentes actuelles de Siyata, elles sont soumises à divers risques et incertitudes et les résultats réels, les performances ou les réalisations de Siyata pourraient différer matériellement de ceux décrits ou sous-entendus par les déclarations contenues dans ce communiqué de presse. Les déclarations prospectives contenues ou sous-entendues dans ce communiqué de presse sont soumises à d’autres risques et incertitudes, y compris ceux décrits sous la rubrique “Facteurs de risque” dans les documents déposés par Siyata auprès de la Securities and Exchange Commission (“SEC”), et dans tous les documents déposés ultérieurement auprès de la SEC. Sauf si la loi l’exige, Siyata ne s’engage pas à publier des révisions de ces déclarations prospectives pour tenir compte d’événements ou de circonstances postérieurs à la date du présent document ou pour refléter la survenance d’événements imprévus. Les références et les liens vers des sites web et des médias sociaux ont été fournis pour des raisons de commodité, et les informations contenues sur ces sites web ou médias sociaux ne sont pas incorporées par référence dans le présent communiqué de presse.

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